UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  April 19, 2017

MainSource Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Indiana	0-12422	35-1562245
State or Other Jurisdiction of Incorporation or Organization	Commission File No.	I.R.S. Employer Identification Number

2105 North State Road 3 Bypass

Greensburg, Indiana 47240

(Address of principal executive offices)

(812) 663-0157

(Registrant’s Telephone Number,

Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934

(§240.12b-2 of this chapter).            Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01              Other Events

On December 19, 2016, MainSource Financial Group, Inc. (“MainSource”), an Indiana corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FCB Bancorp, Inc., a Kentucky corporation (“FCB”), setting forth the terms and conditions on which MSFG would acquire FCB (the “Proposed Transaction”).

On April 5, 2017, legal counsel to a purported beneficial owner of shares of FCB common stock (the “Shareholder”) contacted FCB’s legal advisor in writing to assert claims of purported omissions of material information regarding the Proposed Transaction in the definitive Proxy Statement/Prospectus filed by MainSource with the United States Securities and Exchange Commission on March 17, 2017, and mailed to the FCB shareholders on or about March 28, 2017 (the “Proxy Statement”).

MainSource and FCB subsequently engaged in arm’s-length negotiations with the legal counsel to the Shareholder in an attempt to resolve the asserted claims and MainSource determined it would file certain supplemental disclosures regarding the Proposed Transaction in this Current Report on Form 8-K (this “Form 8-K”).

MainSource and FCB believe that no additional disclosure is required to supplement the Proxy Statement. However, to minimize the risk that threatened legal proceedings may delay or otherwise adversely affect the consummation of the Proposed Transaction, MainSource hereby provides the supplemental disclosures to the Proxy Statement set forth below.

SUPPLEMENT TO PROXY STATEMENT

This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement.  To the extent that information in this Form 8-K differs from or updates information contained in the Proxy Statement, the information in this Form 8-K shall supersede or supplement the information in the Proxy Statement.

Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, MainSource provides the following additional disclosures:

The following disclosures supplement and amend the existing disclosures contained under the caption “Risk Factors” which begins on page 16 of the Proxy Statement:

Any litigation filed against FCB and its board of directors or MainSource could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

In connection with the Merger, the Shareholder has threatened a putative shareholder class action lawsuit against FCB and its board of directors and MainSource. Among other remedies which are threatened, the Shareholder threatens to enjoin the Merger. If the Shareholder files a lawsuit prior to the completion of the Merger and dismissal is not granted or a settlement is not reached and approved by the court, the lawsuit could prevent or delay completion of the Merger and result in substantial costs to FCB and MainSource, including any costs associated with indemnification. Additional lawsuits may be filed against FCB, MainSource or the directors and officers of either company in connection with the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the effective time of the Merger may adversely affect MainSource’s business, financial condition, results of operations and cash flows.

The following disclosures supplement and amend the existing disclosures contained under the caption “The Merger — Opinion of Sandler O’Neill & Partners, L.P. — Comparable Company Analyses” which begins on page 37 of the Proxy Statement:

FCB Comparable Company Analyses

The following table sets forth the data for each of the financial institutions included in the FCB Peer Group:

Financial Data as of or for the Period Ended September 30, 2016

Valuation Data as of December 16, 2016

			Balance Sheet				LTM Profitability				Valuation
											Price /
					NPAs(1) /				Net		Tang.		Current
			Total	Loans /	Total	TCE/			Interest	Efficiency	Book	LTM	Dividend	Market
			Assets	Deposits	Assets	TA	ROAA	ROAE	Margin	Ratio	Value	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	($mm)
Tri-County Financial Group, Inc.	Mendota, IL	TYFG	949	93.1	1.18	6.60	0.74	8.15	3.47	76.92	77	NM	1.5	48
Porter Bancorp, Inc.	Louisville, KY	PBIB	915	74.3	2.55	4.44	0.35	8.84	3.42	87.52	196	25.7	0.0	80
HopFed Bancorp, Inc.	Hopkinsville, KY	HFBC	872	82.2	2.17	10.19	0.28	2.75	3.30	85.80	93	34.1	1.2	89
Croghan Bancshares, Inc.	Fremont, OH	CHBH	809	82.0	0.98	10.00	1.12	8.78	4.06	63.68	122	10.8	3.4	96
SB Financial Group, Inc.	Defiance, OH	SBFG	802	93.5	0.57	7.11	1.09	10.02	3.77	69.52	132	11.7	1.7	74
First Savings Financial Group, Inc.	Clarksville, IN	FSFG	797	90.7	1.49	9.85	1.03	9.02	3.63	71.33	124	12.8	1.2	96
Heartland BancCorp	Gahanna, OH	HLAN	791	90.9	0.72	9.04	1.16	12.64	3.81	62.91	161	13.5	2.1	115
Middlefield Banc Corp.	Middlefield, OH	MBCN	762	91.7	1.31	9.71	0.87	9.66	3.85	66.98	117	11.7	2.8	86
CSB Bancorp, Inc.	Millersburg, OH	CSBB	654	88.7	1.36	9.34	0.99	10.10	3.56	60.90	152	14.4	2.4	92
Cortland Bancorp	Cortland, OH	CLDB	621	77.8	1.46	9.71	0.81	8.25	3.65	72.48	130	16.2	1.6	78
Southern Michigan Bancorp, Inc.	Coldwater, MI	SOMC	621	82.1	0.43	9.41	0.94	8.20	3.70	69.42	124	12.5	2.7	71
United Bancshares, Inc.	Columbus Grove, OH	UBOH	615	69.4	1.29	10.67	0.88	7.36	3.43	72.81	111	13.3	2.0	71
ChoiceOne Financial Services, Inc.	Sparta, MI	COFS	599	76.0	0.95	10.23	0.97	7.88	3.64	68.86	131	14.0	2.8	79
F.S. Bancorp	Lagrange, IN	FXLG	598	87.8	1.00	10.14	1.19	11.63	3.99	61.11	127	10.8	3.2	76
Keweenaw Financial Corporation	Hancock, MI	KEFI	595	54.9	2.68	12.30	0.60	4.82	3.49	75.82	87	18.2	2.4	64
Northern States Financial Corporation	Waukegan, IL	NSFC	508	66.2	3.85	11.26	4.77	45.33	3.04	80.85	114	2.8	0.0	65
Bancorp. of Southern Indiana	Seymour, IN	BCSO	502	88.0	2.42	9.78	0.64	6.80	2.69	77.45	111	16.9	2.5	54
Killbuck Bancshares, Inc.	Killbuck, OH	KLIB	494	67.8	0.03	10.52	1.05	9.84	3.32	58.24	143	14.5	2.6	74
Citizens First Corporation	Bowling Green, KY	CZFC	442	97.0	0.58	7.05	0.98	10.51	3.91	67.45	114	10.4	0.9	35
CITBA Financial Corporation	Mooresville, IN	CBAF	438	85.6	0.27	9.92	0.74	7.77	3.38	70.01	90	12.4	1.3	39
Consumers Bancorp, Inc.	Minerva, OH	CBKM	433	73.8	0.72	10.16	0.55	5.34	3.72	73.37	101	19.1	3.0	44
FCN Banc Corp.	Brookville, IN	FBVI	431	61.3	1.29	10.22	0.91	8.63	3.22	60.59	95	10.9	3.9	42
West Shore Bank Corporation	Ludington, MI	WSSH	429	77.8	1.54	8.27	0.56	6.11	3.64	80.82	95	15.0	3.3	34
Central Federal Corporation	Worthington, OH	CFBK	408	97.2	1.03	6.80	1.31	12.37	3.25	79.60	98	7.9	0.0	27
Andover Bancorp, Inc.	Andover, OH	ANDC	401	58.8	0.68	9.94	0.86	8.25	3.46	72.00	151	17.4	2.9	60

		High	949	97.2	3.85	12.30	4.77	45.33	4.06	87.52	196	34.1	3.9	115
		Low	401	54.9	0.03	4.44	0.28	2.75	2.69	58.24	77	2.8	0.0	27
		Mean	619	80.3	1.30	9.31	1.01	9.96	3.54	71.46	120	14.5	2.1	68
		Median	599	82.1	1.18	9.85	0.91	8.63	3.56	71.33	117	13.4	2.4	71

FCB Bancorp, Inc.(2)	Louisville, KY	FCBE	524	109.9	1.15	5.86	0.66	7.18	3.31	75.77	97	10.9	2.9	30

(1) Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

(2) FCB assets, loan to deposit ratio, TCE / TA and market data per consolidated financials as of September 30, 2016; other financials per bank level as of September 30, 2016

Note: Includes publicly traded bank holding companies headquartered in Illinois, Indiana, Kentucky, Michigan and Ohio with assets between $400 million and $950 million and NPA/Assets less than 5.00%; excludes targets of announced mergers and Community Bancshares, Inc. due to lack of trading data

MainSource Comparable Company Analyses

The following table sets forth the data for each of the financial institutions included in the MainSource Peer Group:

Financial Data as of or for the Period Ended September 30, 2016

Valuation Data as of December 16, 2016

			Balance Sheet			Capital Position				LTM Profitability				Valuation
														Price /
					NPAs(1) /			Total	CRE/			Net		Tang.		2016	2017	Current
			Total	Loans /	Total	TCE/	Leverage	RBC	Total			Interest	Efficiency	Book	LTM	Est.	Est.	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROATCE	Margin	Ratio	Value	EPS	EPS	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)

Park National Corporation	Newark, OH	PRK	7,364	93.7	1.77	9.31	9.40	14.56	105.4	1.18	13.24	3.46	61.05	266	20.8	20.6	20.8	3.2	1,806
First Merchants Corporation	Muncie, IN	FRME	7,022	91.4	0.69	9.48	10.62	14.18	197.3	1.09	12.44	3.85	57.77	227	20.0	18.6	17.7	1.7	1,468
First Busey Corporation	Champaign, IL	BUSE	5,592	87.8	0.48	8.66	10.26	13.91	212.4	1.07	12.97	3.32	57.62	239	20.2	19.6	17.0	2.3	1,136
1st Source Corporation	South Bend, IN	SRCE	5,448	95.5	0.53	10.93	12.00	14.87	59.3	1.08	9.95	3.48	63.25	193	20.0	19.9	18.1	1.6	1,132
Republic Bancorp, Inc.	Louisville, KY	RBCAA	4,827	121.9	1.08	12.12	13.67	16.55	106.7	1.00	7.50	3.55	60.61	139	18.5	17.9	16.2	2.2	804
Lakeland Financial Corporation	Warsaw, IN	LKFN	4,197	89.8	0.43	10.07	10.71	13.52	171.5	1.29	12.66	3.18	48.12	276	23.3	22.9	22.2	1.6	1,169
Community Trust Bancorp, Inc.	Pikeville, KY	CTBI	3,930	96.0	2.76	11.24	12.69	18.30	138.6	1.22	11.25	3.72	56.41	180	16.5	16.5	16.5	2.9	783
Peoples Bancorp Inc.	Marietta, OH	PEBO	3,364	84.2	0.67	9.19	9.71	14.24	137.5	0.80	10.26	3.56	65.25	192	21.4	17.5	17.2	2.2	564
Horizon Bancorp	Michigan City, IN	HBNC	3,326	93.8	0.50	8.08	9.69	13.39	170.2	0.88	11.62	3.55	62.66	225	20.8	21.3	15.0	1.5	590
QCR Holdings, Inc.	Moline, IL	QCRH	3,281	90.9	0.62	7.92	10.09	11.33	220.9	0.97	10.87	3.59	61.54	215	20.3	19.8	16.2	0.4	556
Midland States Bancorp, Inc.	Effingham, IL	MSBI	3,248	95.6	1.04	8.44	9.82	13.53	215.1	0.92	13.78	4.05	67.29	198	16.8	17.1	15.3	2.1	534
Mercantile Bank Corporation	Grand Rapids, MI	MBWM	3,064	103.2	0.76	9.63	11.28	13.05	254.4	1.03	11.60	3.88	61.32	206	19.7	19.0	18.9	1.9	596
First Financial Corporation	Terre Haute, IN	THFF	3,019	73.4	0.92	12.93	13.23	18.31	80.7	1.25	9.98	4.05	63.31	163	17.3	19.5	19.3	1.9	629
German American Bancorp, Inc.	Jasper, IN	GABC	2,980	86.0	0.18	9.72	9.94	12.94	205.1	1.23	13.17	3.74	54.90	284	23.4	22.8	20.9	1.4	808
Stock Yards Bancorp, Inc.	Louisville, KY	SYBT	2,939	93.0	0.44	10.54	10.63	13.05	210.8	1.42	13.65	3.60	56.93	325	25.1	24.9	24.4	1.7	1,007
First Mid-Illinois Bancshares, Inc.	Mattoon, IL	FMBH	2,784	79.6	0.64	8.00	11.02	12.79	189.0	0.91	13.26	3.36	60.62	198	17.3	16.9	16.2	1.9	428
Independent Bank Corporation	Grand Rapids, MI	IBCP	2,538	72.8	3.57	9.81	10.56	16.05	150.1	0.92	9.27	3.55	74.17	177	20.0	19.4	18.2	1.9	441

		High	7,364	121.9	3.57	12.93	13.67	18.31	254.4	1.42	13.78	4.05	74.17	325	25.1	24.9	24.4	3.2	1,806
		Low	2,538	72.8	0.18	7.92	9.40	11.33	59.3	0.80	7.50	3.18	48.12	139	16.5	16.5	15.0	0.4	428
		Mean	4,054	91.1	1.00	9.77	10.90	14.39	166.2	1.07	11.62	3.62	60.75	218	20.1	19.7	18.2	1.9	850
		Median	3,326	91.4	0.67	9.63	10.62	13.91	171.5	1.07	11.62	3.56	61.05	206	20.0	19.5	17.7	1.9	783

MainSource Financial Group, Inc.	Greensburg, IN	MSFG	4,014	82.7	0.51	8.99	9.60	14.70	157.0	0.99	11.46	3.65	62.39	224	20.8	19.8	16.3	2.0	785

(1) Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

Note: Includes bank holding companies headquartered in Illinois, Indiana, Kentucky, Michigan and Ohio with assets between $2.5 billion and $7.5 billion; excludes targets of announced mergers.

The following disclosures supplement and amend the existing disclosures contained under the caption “The Merger — Opinion of Sandler O’Neill & Partners, L.P. — Analysis of Selected Merger Transactions” which begins on page 39 of the Proxy Statement:

Nationwide Precedent Transactions

The following table sets forth the indicated transaction metrics for each of the Nationwide Precedent Transactions:

					Transaction Information
						Price/		Core	1-Day
					Deal	LTM		Deposit	Market
				Annc.	Value	Earnings	TBV	Premium	Premium
Acquiror	St	Target	St	Date	($mm)	(x)	(%)	(%)	(%)
CenterState Banks	FL	Gateway Finl Hldgs of FL Inc.	FL	11/30/16	142.5	23.7	164	8.7	—
Simmons First National Corp.	AR	Hardeman County Investment Co.	TN	11/17/16	74.8	18.4	179	10.4	—
Nicolet Bankshares Inc.	WI	First Menasha Bancshares Inc.	WI	11/04/16	76.9	22.1	165	10.2	69.4
CenterState Banks	FL	Platinum Bank Holding Co.	FL	10/18/16	84.9	29.3	179	10.4	—
Enterprise Financial Services	MO	Jefferson County Bcshs Inc.	MO	10/11/16	130.8	19.7	146	6.0	—
First Commonwealth Financial	PA	DCB Financial Corp	OH	10/03/16	106.4	8.9	177	NA	88.5
Home BancShares Inc.	AR	Giant Holdings Inc.	FL	09/22/16	90.9	34.7	164	12.0	—
CVB Financial Corp.	CA	Valley Commerce Bancorp	CA	09/22/16	56.9	11.5	159	6.6	—
Equity Bancshares Inc.	KS	Community First Bancshares Inc	AR	07/14/16	68.2	10.7	128	4.2	—
First Bancorp	NC	Carolina Bank Holdings Inc.	NC	06/22/16	97.3	18.5	155	6.6	20.7
Byline Bancorp Inc.	IL	Ridgestone Financial Svcs Inc	WI	06/09/16	105.0	8.3	181	21.0	—
Summit Financial Group Inc.	WV	First Century Bankshares Inc.	WV	06/01/16	41.6	16.2	105	0.7	12.7
QCR Holdings Inc.	IL	Community State Bank	IA	05/23/16	80.0	14.4	134	4.4	—
Simmons First National Corp.	AR	Citizens National Bank	TN	05/18/16	77.0	16.2	127	4.3	—
Revere Bank	MD	Monument Bank	MD	05/03/16	65.1	20.3	161	7.3	—
First Mid-Illinois Bancshares	IL	First Clover Leaf Fin Corp.	IL	04/26/16	89.5	19.4	130	4.5	33.1
Pacific Continental Corp.	OR	Foundation Bancorp Inc.	WA	04/26/16	65.9	NM	141	NA	26.0
United Community Banks Inc.	GA	Tidelands Bancshares Inc	SC	04/04/16	2.2	NM	NM	5.5	225.0
Westfield Financial Inc.	MA	Chicopee Bancorp Inc.	MA	04/04/16	111.0	34.2	120	5.3	15.8
Guaranty Bancorp	CO	Home State Bancorp	CO	03/16/16	133.7	18.5	166	7.9	—
Midland Financial Co.	OK	1st Century Bancshares Inc.	CA	03/10/16	116.0	43.2	178	9.3	40.3
Horizon Bancorp	IN	La Porte Bancorp Inc	IN	03/10/16	94.1	18.6	116	4.9	9.8
Triumph Bancorp Inc.	TX	ColoEast Bankshares Inc.	CO	03/07/16	69.7	32.0	131	3.0	—

				High	142.5	43.2	181	21.0	225.0
				Low	2.2	8.3	105	0.7	9.8
				Mean	86.1	20.9	150	7.3	54.1
				Median	84.9	18.6	157	6.6	29.5

MainSource Financial Group, Inc.	IN	FCB Bancorp, Inc.(1)	KY		56.9	21.0	185	8.1	91.5

(1) Based on MSFG closing price as of December 16, 2016 equal to $32.65

Note: Includes nationwide bank holding company transactions announced between January 1, 2016 and December 16, 2016 with disclosed deal values and targets with assets at announcement between $400 million and $950 million; excludes mergers of equals

Regional Precedent Transactions

The following table sets forth the indicated transaction metrics for each of the Regional Precedent Transactions:

						Transaction Information
							Price/		Core	1-Day
						Deal	LTM		Deposit	Market
					Annc.	Value	Earnings	TBV	Premium	Premium
Acquiror	St	Target		St	Date	($mm)	(x)	(%)	(%)	(%)

First Commonwealth Financial	PA	DCB Financial Corp		OH	10/03/16	106.4	8.9	177	NA	88.5
First Mid-Illinois Bancshares	IL	First Clover Leaf Fin Corp.		IL	04/26/16	89.5	19.4	130	4.5	33.1
Horizon Bancorp	IN	La Porte Bancorp Inc		IN	03/10/16	94.1	18.6	116	4.9	9.8
MainSource Financial Group	IN	Cheviot Financial		OH	11/24/15	107.4	60.2	123	5.4	8.7
First Midwest Bancorp Inc.	IL	NI Bancshares Corporation		IL	11/12/15	73.4	53.8	133	3.8	88.7
German American Bancorp Inc.	IN	River Valley Bancorp		IN	10/26/15	87.2	15.3	157	NA	—
First Merchants Corp.	IN	Ameriana Bancorp		IN	06/29/15	68.9	31.3	169	8.3	43.7
Wintrust Financial Corp.	IL	Suburban Illinois Bancorp Inc		IL	04/02/15	12.5	NM	NM	3.4	—
Horizon Bancorp	IN	Peoples Bancorp Inc		IN	02/19/15	73.3	21.4	124	4.3	22.0
Farmers National Banc Corp.	OH	National Bancshares Corp.		OH	01/27/15	70.6	11.7	143	5.9	33.2
Peoples Bancorp Inc.	OH	NB&T Financial Group Inc.		OH	08/04/14	104.4	22.6	152	6.9	44.2
Old National Bancorp	IN	Founders Financial Corp.		MI	07/28/14	88.2	17.7	213	15.4	—
First Midwest Bancorp Inc.	IL	Great Lakes Fncl Resources Inc		IL	07/08/14	60.8	19.1	138	3.6	106.2
Community Bank Shares of IN	IN	First Financial Service Corp.		KY	04/22/14	17.2	NM	133	0.7	(7.4)
Chemical Financial Corp.	MI	Northwestern Bancorp		MI	03/11/14	120.0	NM	179	7.4	125.6
Old National Bancorp	IN	United Bancorp Inc.		MI	01/08/14	170.5	25.8	208	12.7	75.7

					High	170.5	60.2	213	15.4	125.6
					Low	12.5	8.9	116	0.7	(7.4)
					Mean	84.0	25.1	153	6.2	51.7
					Median	87.7	19.4	143	5.2	43.7

MainSource Financial Group, Inc.	IN	FCB Bancorp, Inc.	(1)	KY		56.9	21.0	185	8.1	91.5

(1) Based on MSFG closing price as of December 16, 2016 equal to $32.65

Note: Includes bank holding company transactions in Illinois, Indiana, Kentucky, Michigan and Ohio announced between January 1, 2014 and December 16, 2016 with disclosed deal values and targets with assets at announcement between $400 million and $950 million; excludes mergers of equals

The following disclosures supplement and amend the existing disclosures contained under the caption “The Merger — Opinion of Sandler O’Neill & Partners, L.P. — Sandler O’Neill’s Relationship” beginning on page 44 of the Proxy Statement:

Sandler O’Neill has acted as FCB’s financial advisor in connection with the Merger and will receive a fee for its services which is currently estimated to be approximately $840,000, based upon MainSource’s closing price of $32.15 on April 18, 2017. Sandler O’Neill’s fee is equal to 1.50% of the aggregate purchase price, will vary based on the market value of MainSource common stock at the time of closing and is contingent upon the closing of the Merger. Sandler O’Neill also received a $150,000 fee upon rendering its fairness opinion to the FCB board of directors, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. FCB has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement. In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services to FCB and received total fees of approximately $200,000 for such services. Most recently, Sandler O’Neill was engaged to act as FCB’s sole placement agent in connection with FCB’s offer and sale of subordinated debt which occurred in October 2015. Sandler O’Neill has not provided any investment banking services to MainSource in the two years preceding the date of its opinion. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to FCB, MainSource and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of FCB and MainSource or their respective affiliates for its own account and for the accounts of its customers.

The following disclosures supplement and amend the existing disclosures contained under the caption “The Merger” beginning on page 44 of the Proxy Statement immediately before the caption “The Merger— Voting Agreements with Directors of FCB”:

Prospective Financial Information

Neither MainSource nor FCB make public disclosure of forecasts or projections of their expected financial performance because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the risk that the underlying assumptions and estimates may prove incorrect. In connection with the Merger, however, the respective managements of MainSource and FCB provided certain limited unaudited prospective financial information to FCB’s financial advisor as referred to on pages 32 through 44 for purposes of the analyses performed by FCB’s financial advisor in connection with its opinion to the FCB board of directors.  For that reason, certain prospective financial information for each of the companies and the combined company is being provided in this Proxy Statement. The inclusion of this information should not be regarded as an indication that any of MainSource, FCB, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance.

This information was prepared solely for MainSource and FCB board decision-making and guidance and is, in many respects, subjective. While presented with numeric specificity, the prospective financial information is unaudited and reflects numerous assumptions and estimates made with respect to business, economic, market, financial and regulatory conditions and matters specific to the businesses of MainSource and FCB, all of which are difficult to predict and most of which are beyond the control of MainSource or FCB. The prospective financial information reflects both assumptions as to certain business decisions that could change and, in many respects, subjective judgment. Consequently, the prospective financial information is susceptible to periodic revisions based on actual experience and developments and could be interpreted in multiple ways. Neither MainSource nor FCB can provide any assurance that the prospective financial information and the underlying assumptions and estimates will come to fruition. Actual results may differ materially from the projections set forth below, and important factors that may affect actual results and cause such projections to be inaccurate include, but are not limited to, risks and uncertainties relating to MainSource’s and FCB’s businesses, general business and economic conditions in the United States and the markets the two companies serve, conditions in the financial services industry, competition, regulatory considerations and changes in laws and regulations affecting banks. For other factors that could cause actual results to differ, you should review the disclosure in this Proxy Statement under the headings “Risk Factors”, beginning on page 16, and ‘‘Caution About Forward-Looking Statements’’ beginning on page 21 and in MainSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the other reports filed by MainSource with the SEC.

The prospective financial information for FCB and MainSource was generally not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the respective independent registered public accounting firms of FCB and MainSource, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

You are strongly cautioned not to place undue reliance on the prospective financial information set forth below. The inclusion of the prospective financial information in this Proxy Statement should not be regarded as an indication that any of MainSource, FCB or their affiliates, advisors or representatives considered or consider the prospective financial information to be necessarily predictive of actual future events, and the prospective financial information should not be relied upon as such. None of MainSource, FCB or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date such information was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. None of MainSource, FCB or their respective affiliates, advisors or representatives can give any assurance that they will be able to achieve the results represented by the projections. The prospective financial information is not being included in this Proxy Statement to influence a FCB shareholder’s decision regarding how to vote on any given proposal, but because the prospective financial information was provided to FCB and its financial advisor.

In light of the foregoing, and considering that the FCB special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, FCB shareholders are cautioned not to place unwarranted reliance on such information, and MainSource urges all FCB shareholders to review MainSource’s most recent SEC filings for a description of MainSource’s reported financial results. See “Where You Can Find More Information” beginning on page 84 of this Proxy Statement.

FCB Prospective Financial Information

The following table presents selected prospective unaudited financial information for FCB for the years ending December 31, 2016 through December 31, 2020 that was provided to the FCB Board prior to its approval the Merger. The information presented in the table is based upon prospective financial information for 2016 and a 5% estimated balance sheet and earnings growth rate for the subsequent years provided by and discussed with senior management of FCB.

	Year Ending
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020
Total assets (in thousands)	$530,710	$556,999	$584,064	$613,102	$643,455
Net income (in thousands)	2,833	2,974	3,133	3,289	3,454
Earnings per share	1.82	1.91	2.01	2.11	2.22
Dividends per share	0.55	0.55	0.55	0.55	0.55
Tangible book value per share	20.22	21.58	23.04	24.60	26.26

Pro Forma Merger Analysis

The following table presents certain earnings estimates for MainSource, as provided by and discussed with the senior management of MainSource, which were considered by Sandler O’Neill in its analysis referred to on page 44 of the Proxy Statement under the caption “The Merger — Opinion of Sandler O’Neill & Partners, L.P. — Pro Forma Merger Analysis” for the years ending December 31, 2016 through December 31, 2018.

	Year Ending
	12/31/2016	12/31/2017	12/31/2018
Net income (in millions)	$2.7	$2.8	$2.9
Earnings per share	1.73	1.77	1.86

For the years ending December 31, 2019 through December 31, 2020, MainSource management estimated an annual earnings growth rate of approximately 5%.

The following table presents prospective financial information for MainSource used by Sandler O’Neill in its pro forma merger analysis based on publicly available consensus median analyst earnings per share estimates for MainSource for the years ending December 31, 2016 through December 31, 2018, as well as an estimated internal projected earnings growth rate of 5% for the years thereafter, as provided by the senior management of MainSource.

	Quarter Ending	Year Ending
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020
Net income (in thousands)	$11,921	$48,343	$50,795	$53,335	$55,859
Earnings per share	0.51	2.00	2.10	2.21	2.31
Dividends per share	0.16	0.64	0.65	0.65	0.65
Tangible book value per share	14.96	16.40	17.93	19.55	21.27

The following assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by and discussed with the senior management of MainSource, were used by Sandler O’Neill in its pro forma merger analysis referred to on page 44 of the Proxy Statement.

Purchase Accounting Adjustments:

•                  Gross loan value adjustment of $9.6 million (2.2% of gross loans).

•                  OREO value adjustment of 15%, or $0.1 million.

•                  Trust preferred value adjustment of 30%, or $2.5 million, amortized over 20 years.

Estimated Annual Cost Savings:

•                  Approximately 40% of estimated FCB noninterest expense

•                  75% phase-in for 2017

•                  100% thereafter, or $6.2 million in 2018

Pre-tax, one-time transaction expenses of $6.5 million.

Additional Information for Shareholders

In connection with the proposed merger, MainSource has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of FCB and a Prospectus of MainSource (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”. Alternatively, these documents, when available, can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 or by calling (812) 663-6734 or from FCB upon written request to FCB Bancorp, Inc., Attn: Brian Karst at 293 North Hubbards Lane, Louisville, Kentucky 40207 or by calling (502) 895-5040.

MainSource and FCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FCB in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 24, 2017. Information about the directors and executive officers of FCB is set forth in the Proxy Statement/Prospectus.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between MainSource and FCB.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with MainSource’s and FCB’s businesses, competition, government legislation and policies; ability of MainSource and FCB to execute their respective business plans (including the proposed acquisition of FCB);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either MainSource’s or FCB’s internal controls; failure or disruption of MainSource’s or FCB’s information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Current Report and other factors identified in MainSource’s Annual Reports on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this Current Report, and neither MainSource nor FCB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Current Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: April 19, 2017	MAINSOURCE FINANCIAL GROUP, INC.

/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr.
President and Chief Executive Officer